7. Shareholder Meeting Unaudited. At a special shareholders meeting held on July 27, 1999, shareholders of the Fund voted for the following proposals:

1. Subadvisory agreement relating to the Fund between NEFM and VNSM

Voted For    Voted Against  Abstained Votes  Broker Non-Votes Total Votes
829,953.823  30,526.261	    26,368.194       0.000            886,848.278

2. To the extent permitted by exemptions granted by the SEC, to permit
NEFM to enter into new and amended agreements with subadvisers with respect to the Fund without obtaining shareholder approval of such agreements, and to permit such subadvisers to manage assets of the Fund or a segment thereof pursuant to such subadvisory agreements.

Voted For    Voted Against  Abstained Votes  Broker Non-Votes Total Votes
645,056.774  46,110.013     47,874.491       147,807.000      886,848.278